UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated August 26, 2026, announcing preliminary financial results for the quarter ended June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: August 26, 2026	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q2 2026

SFL Corporation Ltd.

Preliminary Q2 2026 results and quarterly cash dividend of $0.22 per share

SFL Corporation Ltd. (“SFL” or the “Company”) today announced preliminary financial results for the quarter ended June 30, 2026.

Highlights
•90th consecutive quarterly dividend declared, $0.22 per share
•Total operating revenues of $201 million
•Adjusted EBITDA1 of $130 million, including $8 million from associated companies
•Reported net income of $34 million or $0.25 per share
•Strong contribution from two Suezmax tankers in the spot market
•New long term charters for PCTC vessels SFL Composer and SFL Conductor
•Newbuild order for four PCTC vessels, in combination with long term time charters
•Successfully raised $100 million in new equity

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.22 per share. The dividend will be paid on or around September 22, and the record- and ex-dividend date on the New York Stock Exchange will be September 9, 2026.

Results for the Quarter ended June 30, 2026

The Company reported total U.S. GAAP operating revenues on a consolidated basis of approximately $201 million in the second quarter of 2026. This figure is lower than the cash received as it excludes approximately $8 million of charter hire2 which is not classified as operating revenues pursuant to U.S. GAAP, but as ‘investment in associates’ for accounting purposes.

The net result in the second quarter was impacted by non-recurring or non-cash items, including net positive mark-to-market effects from hedging derivatives of approximately $3.3 million and negative mark-to-market effects from equity investments of approximately $1.2 million.

Reported net income pursuant to U.S. GAAP for the second quarter was $34 million, or $0.25 per share.

___________________________
1 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.
2 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.

Business Update

As of June 30, 2026, the contracted fixed rate charter backlog3 from the Company’s fleet of vessels including newbuildings under construction was approximately $3.8 billion with a weighted remaining charter term of 6.2 years. Approximately 65% of the fixed rate charter backlog is to customers with an investment grade credit rating, demonstrating the strength and quality of our charter portfolio.

In the second quarter of 2026, the Company’s fleet generated gross charter hire4 of $199 million.

	Q2 2026			Q1 2026
	Charter hire[4]	Operating days[5]	Utilization[6]	Charter hire[4]	Operating days[5]	Utilization[6]
Container	$83m	2,258	99%	$81m	2,229	99%
Car Carrier	$27m	637	100%	$26m	630	100%
Tanker	$62m	1,453	100%	$46m	1,474	100%
Bulker	$3m	181	99%	$2m	175	97%
Energy	$24m	91	50%	$23m	90	50%

The Company has two Suezmax tankers and two Kamsarmax dry bulk vessels deployed in the spot and short-term charter market. During the second quarter, our Suezmax tankers and Kamsarmax dry bulk vessels achieved average daily spot Time Charter Equivalent (TCE⁷) per vessel of approximately $133,000 and $16,000, respectively.

In May 2026, SFL fixed the two 6,500 ceu PCTCs, SFL Conductor and SFL Composer, on three-year time charters to a leading global liner company based in Asia. The charters will commence back-to-back with their current charters that are set to expire at the end of this year and start of next year. This will increase the firm backlog contribution from these vessels by approximately $83 million.

The Company has recently ordered four 7,000 ceu LNG Dual-Fuel PCTC newbuilds, with deliveries scheduled in 2029. The total investment is approximately $363 million with two of the newbuilds fixed on five-year time charters to a major Asia-based car manufacturer, with options for another five years. The initial period increases the total firm backlog by approximately $150 million.

Financing and Capital Expenditure

As of June 30, 2026, cash and cash equivalents amounted to approximately $113 million. In addition, the Company had $160 million available under undrawn credit lines, representing a total available liquidity of approximately $273 million at quarter end.

___________________________
3 Fixed rate backlog as of June 30, 2026 includes fully owned vessels, rigs and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The contracted fixed rate charter backlog excludes charterers’ extension options.
4 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share and attributable mobilization fees, if any. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
5 For vessels “operating days” equals calendar days less days for technical off hire, dry dock or yard stay. For rigs “operating days” equals days on rate or in transit covered by mobilisation fees less days off hire and time spent in port not on drilling rate.
6 Utilization means Operating days divided by calendar days.
7 TCE or Time Charter Equivalent earnings is a non-GAAP measure calculated as voyage revenues less voyage expenses divided by available days. Pursuant to US GAAP, revenues are recorded on a load to discharge basis.

In the second quarter, the Company successfully raised approximately $78 million through a tap issue of its senior unsecured bonds due 2030. The implied yield to maturity was approximately 6.8% at the time of issuance, with the total outstanding amount now being $225 million. Also in the second quarter, the Company fully redeemed a $150 million senior unsecured bond loan due 2026.

From May through July, the Company raised approximately $100 million in net proceeds through its dividend reinvestment and at-the-market program, issuing approximately 8.8 million new shares at an average price above VWAP for the corresponding period. The Company has no further plans to issue additional shares in the near term.

In addition to the four newly ordered PCTC newbuildings, the Company has five 16,800 TEU container vessels under construction, scheduled for delivery in 2028. The total remaining capital expenditure commitments on all nine newbuildings is approximately $1.2 billion. The majority of the remaining yard instalments are expected to be financed by pre- and post-delivery credit facilities.

Corporate and Other Matters

The Company’s Board of Directors has authorized the repurchase of up to an aggregate of $100 million of the Company's common shares from time to time, valid until June 2029.

The Company also has dividend reinvestment (“DRIP”) and at-the-market (“ATM”) offering program, pursuant to which it may issue up to 10 million and raise up to $100 million of its common shares, respectively, from time to time. As outlined above, the Company has utilized a combined $100 million from these programmes during the second and third quarters.

Any of the above referenced programs, including repurchase or sale of shares will be at the discretion of the Company, and the timing, including the amount of any repurchase or sale of shares, as applicable, will depend on, among other things, legal requirements, market conditions, stock price, alternative uses of capital, capital availability, and other factors. SFL is not obliged under the terms of any board authorization, including in respect of a share repurchase, an ATM or a DRIP program, to repurchase, issue or sell any number of shares and the foregoing may be amended, suspended or reinstated at any time at the Company's discretion and without further notice.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact, world events, political instability, international sanctions or international hostilities, and potential physical disruption of shipping routes as a result thereof, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other important restrictions, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

August 26, 2026

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Espen Nilsen Gjøsund, Vice President - Investor Relations: +47 47500500
André Reppen, Chief Treasurer & Senior Vice President: +47 23114055
Aksel C. Olesen, Chief Financial Officer: +47 23114036

For more information about SFL, please visit the Company’s website: www.sflcorp.com

SFL CORPORATION LTD.
SECOND QUARTER 2026 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2025
except per share data)	2026	2026	(audited)

Charter revenues: sales-type leases (excluding charter hire treated as Repayments)(1)	—	—	951
Charter revenues: operating leases and rig revenue contracts	191,383	171,574	713,195
Profit share income	2,152	1,323	5,604
Other operating income	7,230	1,586	13,291
Total operating revenues	200,765	174,483	733,041
Gain/(loss) on sale of vessels and settlement of charters	—	11,503	(7,172)

Vessel and rig operating expenses	(73,820)	(67,576)	(301,768)
Administrative expenses	(6,933)	(7,596)	(18,332)
Depreciation	(54,792)	(54,460)	(234,998)
Vessel impairment charge	—	—	(34,093)
Total operating expenses	(135,545)	(129,632)	(589,191)

Operating income	65,220	56,354	136,678

Results in associates	576	631	2,366
Interest income from associates	1,138	1,125	4,563
Interest income, other	1,598	1,267	10,218
Interest expense	(36,443)	(38,142)	(180,527)
Interest and valuation gain/(loss) on non-designated derivatives	4,009	3,195	(1,478)
(Loss)/gain on investments in equity securities	(1,231)	1,928	(39)
Other financial items	(674)	349	3,670
Taxes	(400)	(630)	(1,882)
Net income/(loss)	33,793	26,077	(26,431)

Basic earnings/(loss) per share ($)	0.25	0.20	(0.20)

Weighted average number of shares(2)	134,572,875	132,832,489	133,063,652
Common shares outstanding(2)	138,670,282	132,992,784	132,797,785
(1)‘Charter revenues: sales-type leases’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type leases’ under US GAAP, which for the three months ended June 30, 2026 was $0.0 million (three months ended March 31, 2026: $0.0 million; full year 2025: $4.0 million).
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements and 2.3 million shares held by SFL as treasury stock. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
SECOND QUARTER 2026 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,	Dec 31, 2025
(in thousands of $)	2026	2026	(audited)

ASSETS
Short term
Cash and cash equivalents(1)	113,104	127,564	150,829
Investment in marketable securities	5,013	6,213	4,146
Amount due from related parties	11,865	8,599	6,941
Other current assets	121,453	112,931	97,302

Long term
Vessels, rigs and equipment, net	2,992,540	3,037,733	3,122,633
Capital improvements in progress and newbuildings	188,781	182,147	181,074
Investment in associates(2)	15,586	15,728	15,832
Amount due from related parties, long term(2)	45,000	45,000	45,000
Other long term assets	22,417	19,518	14,386

Total assets	3,515,759	3,555,433	3,638,143

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	575,539	723,259	605,943
Amount due to related parties	1,377	1,188	1,303
Other current liabilities	84,521	79,854	103,079

Long term
Long term interest bearing debt, net of deferred charges	1,808,877	1,778,668	1,960,533
Other long term liabilities	10,067	7,638	6,423

Stockholders’ equity	1,035,378	964,826	960,862

Total liabilities and stockholders’ equity	3,515,759	3,555,433	3,638,143
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’.

SFL CORPORATION LTD.
SECOND QUARTER 2026 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	2025
	2026	2026	(audited)
OPERATING ACTIVITIES
Net income/(loss)	33,793	26,077	(26,431)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,373	57,062	243,449
Vessel impairment charge	—	—	34,093
Capitalized lease debt financing interest	2,398	2,346	8,142
Adjustment of derivatives to fair value recognised in net income	(3,343)	(2,546)	4,646
Loss/(gain) on investments in equity securities	1,231	(1,928)	39
Results in associates	(576)	(631)	(2,366)
Gain on sale of vessels, net	—	(11,503)	(15,828)
Repayment of investment in sales-type leases	—	—	4,021
Other, net	(208)	2,052	4,296
Change in operating assets and liabilities	(3,345)	(36,843)	13,082
Net cash provided by operating activities	88,323	34,086	267,143

INVESTING ACTIVITIES
Purchase of vessels, capital improvements and newbuildings	(16,232)	(7,435)	(70,482)
Proceeds from sale of vessels	—	48,308	258,574
Other investments	(140)	—	—
Net cash (used in)/provided by investing activities	(16,372)	40,873	188,092

FINANCING ACTIVITIES
Proceeds from long and short term debt	155,600	150,000	244,042
Repayment of long and short term debt	(276,497)	(219,988)	(538,431)
Financing premiums and costs, net	1,193	(1,672)	(3,168)
Net cash flows on swaps	—	—	(6,265)
Cash received/(paid) for shares issued or repurchased	63,007	—	(10,025)
Cash dividends paid	(29,714)	(26,564)	(125,110)
Net cash used in financing activities	(86,411)	(98,224)	(438,957)

Net (decrease)/increase in cash and cash equivalents	(14,460)	(23,265)	16,278
Cash and cash equivalents at beginning of period	127,564	150,829	134,551
Cash and cash equivalents at end of period	113,104	127,564	150,829

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2026 (UNAUDITED)

Condensed income statement data for the three months ended June 30, 2026

River Box
(in thousands of $)	Holding Inc
Ownership share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	3,822
Interest expense, related party(2)	(568)
Interest expense, other	(2,702)
Other items	24
Net income (3)	576
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended June 30, 2026 was $3.9 million.
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended June 30, 2026, the Company recorded approximately $1.1 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3)‘Net income’ from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of June 30, 2026

River Box
(in thousands of $)	Holding Inc (1)
Ownership share presented	49.9%
Cash and cash equivalents	2,542
Investment in direct financing leases including current portion	198,239
Total assets	200,781

Short term and long term portions of lease liability	161,630
Other current liabilities	1,110

Long term loans from shareholders, net(2)	22,455

Stockholder's equity(3)	15,586

Total liabilities and stockholder's equity	200,781
(1)The numbers represent the Company's relative share of 49.9% in River Box Holding Inc.
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9 % share of River Box Holding’s balance sheet is shown.
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

SFL CORPORATION LTD.
SECOND QUARTER 2026 (UNAUDITED)

Shipping and Energy condensed income statement data for the three months ended June 30, 2026

INCOME STATEMENT	Shipping	Energy	Total
(in thousands of $)
Total operating revenues	176,511	24,254	200,765
Total operating expenses	(95,760)	(39,785)	(135,545)
Operating income/(loss)	80,751	(15,531)	65,220

Interest expense	(33,241)	(3,202)	(36,443)
Other non-operating items	5,622	(206)	5,416
Taxes	—	(400)	(400)
Net income/(loss)	53,132	(19,339)	33,793

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
SECOND QUARTER 2026 (UNAUDITED)

Adjusted EBITDA data for the three months ended June 30, 2026

ADJUSTED EBITDA	Shipping	Energy	Total	49.9% owned
(in thousands of $)				associates

Net cash provided by operating activities	79,198	9,125	88,323	4,451
Non cash movements in other assets and liabilities	12,949	(10,828)	2,121	49
Interest related to Non- Designated Derivatives	(666)	—	(666)	—
Interest expense excl. amortization of deferred charges	32,014	3,056	35,070	2,702
Interest income, other	(1,323)	(212)	(1,535)	—
Interest (income)/expense from associates	(1,138)	—	(1,138)	568

Adjusted EBITDA (1)	121,034	1,141	122,175	7,770
(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.